AVINO SILVER & GOLD MINES LTD.
Suite 400, 455 Granville Street Vancouver, BC V6C 1T1
Ph: (604) 682-3701 Fax: (604) 682-3600

January 9, 2002

B.C. Securities Commission
P.O. Box 10142 Pacific Centre 701
W. Georgia Street Vancouver, BC

Dear Sirs:

Re: Interim Financial Statement

We enclose herewith for filing with your office, the Company’s Form 51-901F Interim Financial Statement for the period ending October 31, 2001.

We confirm that on the above date the attached material was forwarded by pre-paid first class mail to all persons on the supplemental list of the Company.

Yours truly,

AVINO SILVER & GOLD MINES LTD.

Signed:
“Andrea D. Regnier”

cc: Canadian Venture Exchange Alberta Securities Commission Salley Bowes Harwardt: Attn: P. Bowes Bartel, Eng, Linn & Schroder, Attn: Dan Eng